HORIZON POWER, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2000 and 1999

HORIZON POWER, INC.

INDEX TO FINANCIAL STATEMENTS

                                                                     Page
                                                                     Number

Report of Independent Accountants                                       1

Financial Statements:

  Horizon Power, Inc. Balance Sheet at
  September 30, 2000 and 1999                                           2

  Horizon Power, Inc. Statement of Operations
  for the Years Ended September 30, 2000 and 1999                       3

  Horizon Power, Inc. Statement of
  Stockholder's Equity (Deficit) at September 30, 2000 and 1999         4

  Horizon Power, Inc. Statement of Cash
  Flows for the Years Ended
  September 30, 2000 and 1999                                           5

  Notes to Financial Statements                                       6 - 10

Report of Independent Accountants

To the Board of Directors and Stockholder
of Horizon Power, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholder’s equity (deficit), and cash flows present fairly, in all material respects, the financial position of Horizon Power, Inc. (the “Company”) at September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Buffalo, New York
November 30, 2001

                               Horizon Power, Inc.
                                  Balance Sheet

                                                 September 30,       September 30,
                                                     2000                1999
                                                ----------------    ----------------
Assets

Current Assets:
Cash and Temporary Cash Investments                 $   952,938           $  14,550
Accounts Receivable                                     171,396              56,319
Taxes Receivable from the Parent                         74,851              43,760
Prepayments                                               6,401              53,984
                                                ----------------    ----------------
                                                      1,205,586             168,613
                                                ----------------    ----------------

Property, Plant and Equipment:
Building                                                100,000             100,000
Industrial and Office Equipment                         107,063              59,681
                                                ----------------    ----------------
                                                        207,063             159,681
Less: Accumulated Depreciation                          (27,858)             (6,761)
                                                ----------------    ----------------
                                                        179,205             152,920
                                                ----------------    ----------------
Other Assets:
Investment in Seneca Energy II, LLC                   2,654,550                   -
Note Receivable                                       1,000,000                   -
                                                ----------------    ----------------
                                                      3,654,550                   -
                                                ----------------    ----------------

Total Assets                                        $ 5,039,341           $ 321,533
                                                ================    ================

Liabilities and Stockholder's Equity (Deficit)

Liabilities

Current Liabilities:
Notes Payable - Intercompany                        $         -           $ 324,008
Accounts Payable - Intercompany                          43,404              51,555
Accounts Payable                                         44,568               7,239
                                                ----------------    ----------------
                                                         87,972             382,802
                                                ----------------    ----------------

Other Liabilities:
Accumulated Deferred Income Taxes                        57,133                   -
                                                ----------------    ----------------

Stockholder's Equity (Deficit):
Common Stock, $1 par value;
        authorized 20,000 shares; 500 shares
        issued and outstanding                              500                 500
Paid in Capital                                       5,019,500              19,500
Accumulated Deficit                                    (125,764)            (81,269)
                                                ----------------    ----------------
                                                      4,894,236             (61,269)
                                                ----------------    ----------------

Total Capitalization and Liabilities                $ 5,039,341           $ 321,533
                                                ================    ================

   The accompanying notes are an integral part of these financial statements.

                               Horizon Power, Inc.
                             Statement of Operations

                                                    For the Year Ended                  For the Year Ended
                                                    September 30, 2000                  September 30, 1999
                                                ----------------------------       -----------------------------

Operating Revenues                                                $ 283,961                           $  41,156
                                                ----------------------------       -----------------------------

Operating Expenses:
Utilities                                                           324,316                              55,305
Property, Franchise and Other Taxes                                  67,825                              54,763
Contractors                                                         118,775                              24,000
Repairs and Maintenance                                              16,476                              17,914
Depreciation                                                         21,097                               6,761
Parts                                                                24,868                                   -
Other                                                                28,797                               5,381
                                                ----------------------------       -----------------------------
                                                                    602,154                             164,124
                                                ----------------------------       -----------------------------

Operating Loss                                                     (318,193)                           (122,968)
                                                ----------------------------       -----------------------------

Equity Method Income from Seneca Energy II, LLC                     191,777                            -
                                                ----------------------------       -----------------------------

Interest Income/Interest Expense:
Interest Income                                                      71,330                                   -
Intercompany Interest Expense                                        13,367                               2,061
                                                ----------------------------       -----------------------------
                                                                     57,963                               2,061
                                                ----------------------------       -----------------------------

Income Taxes:
Current                                                             (81,091)                            (43,760)
Deferred                                                             57,133                                   -
                                                ----------------------------       -----------------------------
                                                                    (23,958)                            (43,760)
                                                ----------------------------       -----------------------------

Net Loss                                                          $ (44,495)                          $ (81,269)
                                                ============================       =============================

   The accompanying notes are an integral part of these financial statements.

                               Horizon Power, Inc.
                   Statement of Stockholder's Equity (Deficit)

                                                                                                                Total
                                            Common             Paid-in               Accumulated            Stockholder's
                                             Stock             Capital                 Deficit             Equity (Deficit)
                                          ------------    -------------------   -----------------------   ------------------

Balance at October 1, 1998                      $   -            $         -                $        -          $         -
Common Stock Issued                               500                 19,500                         -               20,000
Net Loss                                            -                      -                   (81,269)             (81,269)
                                          ------------    -------------------   -----------------------   ------------------
Balance at September 30, 1999                   $ 500            $    19,500                $  (81,269)         $   (61,269)
Common Stock Issued                                 -              5,000,000                         -            5,000,000
Net Income                                          -                      -                   (44,495)             (44,495)
                                          ------------    -------------------   -----------------------   ------------------
Balance at September 30, 2000                   $ 500            $ 5,019,500                $ (125,764)         $ 4,894,236
                                          ============    ===================   =======================   ==================

   The accompanying notes are an integral part of these financial statements.

                               Horizon Power, Inc.
                             Statement of Cash Flows

                                                                      For the Year Ended            For the Year Ended
                                                                      September 30, 2000            September 30, 1999
                                                                  ---------------------------   ---------------------------
Operating Activities
Net Loss                                                                           $ (44,495)                    $ (81,269)

Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities:
            Equity Method Income from Seneca Energy II, LLC                         (191,777)                            -
            Dividends Received from Seneca Energy II, LLC                            200,000                             -
            Depreciation                                                              21,097                         6,761
            Deferred Income Taxes                                                     57,133                             -
            Change in:
                       Accounts Receivable                                          (115,077)                      (56,319)
                       Taxes Receivable from the Parent                              (31,091)                      (43,760)
                       Prepayments                                                    47,583                       (53,984)
                       Accounts Payable - Intercompany                                (8,151)                       51,555
                       Accounts Payable                                               37,329                         7,239
                                                                  ---------------------------   ---------------------------
Net Cash Used in Operating Activities                                                (27,449)                     (169,777)
                                                                  ---------------------------   ---------------------------

Investing Activities
            Investment in Seneca Energy II, LLC                                   (2,662,773)                            -
            Issuance of Note to Partner                                           (1,000,000)                            -
            Capital Expenditures                                                     (47,382)                     (159,681)
                                                                  ---------------------------   ---------------------------
Net Cash Used in Investing Activities                                             (3,710,155)                     (159,681)
                                                                  ---------------------------   ---------------------------

Financing Activities
            Change in Notes Payable - Intercompany                                  (324,008)                      324,008
            Capital Contribution from the Parent                                   5,000,000                        20,000
                                                                  ---------------------------   ---------------------------
Net Cash Provided by Financing Activities                                          4,675,992                       344,008
                                                                  ---------------------------   ---------------------------

Net Increase in Cash and Temporary Cash Investments                                  938,388                        14,550

Cash and Temporary Cash Investments at Beginning of Year                              14,550                             -
                                                                  ---------------------------   ---------------------------

Cash and Temporary Cash Investments at September 30, 2000                          $ 952,938                    $   14,550
                                                                  ===========================   ===========================

Supplemental Disclosure of Cash Flow Information
  Cash Paid For:
            Interest                                                               $  15,428                    $        -
                                                                  ===========================   ===========================

   The accompanying notes are an integral part of these financial statements.

Horizon Power, Inc.
Notes to Financial Statements

Note 1: Description of Business

Horizon Power, Inc. (Power), a New York corporation, formerly known as NFR Power, Inc., is a wholly owned subsidiary of National Fuel Gas Company (NFG). Power is designated as an “exempt wholesale generator” under the Public Utility Holding Company Act of 1935. In March 2000, Power purchased a 50% interest in Seneca Energy II, LLC (Seneca Energy) for $2.7 million. Seneca Energy is in the business of generating and selling electricity to a public utility. Seneca Energy generates the electricity by using methane gas obtained from a landfill in Seneca Falls, New York, which is owned by an outside party. In March 2001, Power purchased a 50% partnership interest in another company that generates electricity from the methane gas created in a landfill (see further discussion in Note 4: Subsequent Event). In April 2001, Power purchased a 50% partnership interest in an 80-megawatt, combined cycle, natural gas-fired power plant in North East, Pennsylvania (see further discussion in Note 4: Subsequent Event). Power also owns a shell co-generation plant which was purchased on June 29, 1999 and is currently in the process of installing new generation equipment which will produce 40 to 50 megawatts of electricity upon completion. Power anticipates electric generation will begin during fiscal 2003.

Note 2: Summary of Significant Accounting Policies

Equity Method of Accounting for Investments

Power uses the equity method to account for its 50% partnership interest in Seneca Energy.

Property, Plant and Equipment

Property, plant and equipment consists primarily of a building and miscellaneous equipment. The building is a former co-generation plant which is in the process of being redesigned for electric generation. All property, plant and equipment is stated at cost. Maintenance and repairs are expensed currently. Depreciation is computed using either the Modified Accelerated Cost Recovery System or on a straight-line basis over the following estimated useful lives:

                                                Years

         Building                                  39

         Office and Industrial Equipment       5 - 15

Horizon Power, Inc.
Notes to Financial Statements (Continued)

Operating Revenues and Utility Expenses

The former co-generation plant has boilers which generate steam for a manufacturer adjacent to the plant. As an interim solution until the power plant is made operational, the manufacturer owns the boilers while Power operates the boilers for the manufacturer. The manufacturer reimburses Power for its utility costs associated with operating the boilers plus a 10% service charge. Power records the 10% service charge and the reimbursement of utility costs as operating revenues.

Income Taxes

NFG and its domestic subsidiaries, which includes Power, file a consolidated federal income tax return. The Company determines its federal income tax liability in accordance with the intercompany tax allocation agreement between NFG and its subsidiaries. Pursuant to this agreement, tax benefits relating to net operating losses are recognized as amounts are receivable from NFG upon utilization of such losses in the consolidated federal income tax return.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, Power considers all highly liquid debt instruments purchased with a maturity of generally three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Horizon Power, Inc.
Notes to Financial Statements (Continued)

Note 3: Equity Method Investment

The table below contains the summarized financial information of Seneca Energy:

                                                     September 30, 2000

         Current Assets                                   $1,147,326
         Property, Plant and Equipment                     7,119,811
         Other Assets                                        239,633
                                                          ----------
                Total Assets                              $8,506,770
                                                          ==========

         Current Liabilities                              $  827,779
         Long-Term Liabilities                             7,238,281
         Partners' Equity                                    440,710
                                                          ----------
              Total Liabilities and
                   Partners' Equity                       $8,506,770
                                                          ==========

                                                          Year Ended
                                                     September 30, 2000

         Operating Revenues                               $1,758,134
         Operating Expenses                                  953,836
                                                          ----------
         Operating Income                                    804,298
         Other Income                                         19,546
         Interest Expense                                    297,626
                                                          ----------
         Income Available for Distribution
              To Partners                                 $  526,218
                                                          ==========
         Power's 50% Share of
              Income Available for Distribution           $  263,109
         Intangible Asset Amortization                        71,332
                                                          ----------
         Power's Equity Method Income
              From Seneca Energy                          $  191,777
                                                          ==========

      Power's investment in Seneca Energy included an intangible asset associated with the gas purchase contract that Seneca Energy has with the landfill. This intangible asset, which amounted to approximately $2.5 million at acquisition, is being amortized over a 20-year period. The intangible asset balance at September 30, 2000 was $2.4 million and is included in the investment in Seneca Energy on the Balance Sheet.

Horizon Power, Inc.
Notes to Financial Statements (Continued)

      Seneca Energy's property, plant and equipment is being leased under five ten-year capital leases, the longest of which extends out to July 2008. These leases are the major component of the long-term liabilities shown above in Seneca Energy's balance sheet. Power is a guarantor of 50% of Seneca Energy's lease obligations. The property, plant and equipment is being depreciated over the term of the leases.

      Seneca Energy sells its electricity under two agreements with a public utility, the longest of which extends out to 2016. Seneca Energy does not sell its electricity to any other customers. The price received for this electricity is the market price based on the "day ahead" market. All of the operating revenues for Seneca Energy shown in the summarized financial information above represent electricity sales to that public utility.

Note 4: Note Receivable

In March 2000, Power paid $1,000,000 to its 50% partner in Seneca Energy in exchange for the issuance of a $1,000,000 note bearing an interest rate of 8.75%. This note is secured by the partner's ownership interest in Seneca Energy. For the period of April 2000 through March 2010, the note calls for monthly interest payments only. Beginning in April 2010, interest and principal payments are called for with the principal payments amounting to $200,000 per year. The first principal payment is due in April 2010. This note may be prepaid at any time.

Note 5: Notes Payable - Intercompany

Notes Payable – Intercompany consisted of the following:

                                                      September 30,
                                                    2000         1999

         Demand Note Payable to Horizon           $     -      $125,931
         Line of Credit with Horizon                    -       198,077
         Line of Credit with NFG                        -             -
                                                  -------      --------
                                                  $     -      $324,008
                                                  =======      ========

The Demand Note and amounts drawn from the Line of Credit with Horizon were variable rate debt with a combined interest rate of approximately 5.5% at September 30, 1999. The amounts borrowed from Horizon under the Demand Note and Line of Credit were repaid in February 2000 when Power received a $5.0 million capital contribution from NFG. Upon repayment, the Line of Credit with Horizon was cancelled and a new Line of Credit of up to $5.0 million was established with NFG. In March 2001, the Line of Credit with NFG was increased to $20.0 million.

Horizon Power, Inc.
Notes to Financial Statements (Continued)

Note 6: Accumulated Deferred Income Taxes

The components of Power’s accumulated deferred income tax liability are as follows:

                                                  September 30,
                                               2000           1999

         Equity Method Income from
              Seneca Energy                  $67,122        $    -
         Property, Plant and Equipment        (9,989)            -
                                             -------        ------
                                             $57,133        $    -
                                             =======        ======

Note 7: Subsequent Event (Unaudited)

In March 2001, Power purchased a 50% interest in Model City Energy, LLC (Model City) for $0.4 million. Model City is in the business of generating and selling electricity to a public utility. Model City generates the electricity by using methane gas obtained from a landfill in Model City, New York, which is owned by an outside party. Power financed this investment with cash from operations.

In April 2001, Power purchased a 50% interest in Energy Systems North East, LLC (ESNE) for $0.5 million. In addition, Power advanced $11.5 million to ESNE in the form of a Note which matures May 1, 2016. With these funds and similar funding from the other 50% partner, ESNE acquired an 80-megawatt, combined cycle, natural gas-fired power plant in North East, Pennsylvania from NEPA Energy LP, a wholly-owned subsidiary of Welch Foods, Inc. To finance this investment, Power borrowed $12.0 million under a Line of Credit with NFG, as discussed above.